SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                              SCANVEC AMIABLE, LTD.

                                (NAME OF ISSUER)


              ORDINARY SHARES, NOMINAL VALUE 1.0 NEW ISRAELI SHEKEL

                         (TITLE OF CLASS OF SECURITIES)

                                    M82400108

                                 (CUSIP NUMBER)

                                 GARY L. HOFFERT
                                JOLIE PAPIER LTD.
                               240 ANDERSON AVENUE
                           MOONACHIE, NEW JERSEY 07074
                                 (201) 531-9300

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                                  APRIL 7, 2004

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX / /.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                  SCHEDULE 13D

CUSIP  NO M82400108
---------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       JOLIE PAPIER LTD.
       IRS NO.: 11-2577771
---------------------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A                     (A)  / /
     MEMBER  OF  A  GROUP  (SEE  INSTRUCTIONS)               (B)  / /
---------------------------------------------------------------------
(3)  SEC  USE  ONLY
---------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)   WC
---------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                        / /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(D)  OR  2(E)

---------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

      NEW JERSEY
---------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH               585,500
REPORTING  PERSON      ----------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER

                       ----------------------------------------------
                           (9) SOLE DISPOSITIVE POWER

                              585,500
                       ----------------------------------------------
                          (10) SHARED DISPOSITIVE POWER


---------------------------------------------------------------------
(11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
      PERSON

                              585,500
---------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11)             / /
      EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
---------------------------------------------------------------------
(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

                              8.65%
---------------------------------------------------------------------
(14)  TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)

                              CO
---------------------------------------------------------------------

ITEM  1.     SECURITY  AND  ISSUER.

             THIS  STATEMENT  ON SCHEDULE  13D RELATES TO THE  ORDINARY  SHARES,
NOMINAL VALUE 1.0 NEW ISRAELI SHEKEL PER SHARE ("ORDINARY SHARES") OF SCANVEC AMIABLE, LTD., AN ISRAEL CORPORATION ("SCANVEC"). THE PRINCIPAL EXECUTIVE OFFICES OF SCANVEC ARE LOCATED AT INTERNATIONAL PLAZA TWO, SUITE 625, PHILADELPHIA, PENNSYLVANIA 19113-1518.

ITEM  2.     IDENTITY  AND  BACKGROUND.

             THIS SCHEDULE 13D IS BEING FILED BY JOLIE PAPIER LTD. AS THE REPORTING PERSON. SET FORTH BELOW IS CERTAIN INFORMATION RELATING TO JOLIE PAPIER LTD. AND INFORMATION RELATING TO ITS DIRECTORS AND EXECUTIVE OFFICERS:

             (a) NAME: JOLIE PAPIER LTD.

             (b) ADDRESS: 240 ANDERSON AVENUE, MOONACHIE, NEW JERSEY 07074

             (c) PRINCIPAL BUSINESS: THE PRINCIPAL BUSINESS OF JOLIE PAPIER LTD. IS THE MANUFACTURE AND SALE OF WALL COVERINGS.

             (d), (e) CERTAIN PROCEEDINGS: DURING THE LAST FIVE YEARS, JOLIE PAPIER LTD. HAS NOT BEEN THE SUBJECT OF ANY TYPE OF PROCEEDING SPECIFIED IN ITEMS 2(D) AND 2(E) OF SCHEDULE 13D.

             (f) CITIZENSHIP: NEW JERSEY


             DIRECTORS AND EXECUTIVE OFFICERS OF JOLIE PAPIER LTD.

             THE BUSINESS ADDRESS OF EACH OF THE INDIVIDUALS LISTED BELOW IS 240 ANDERSON AVENUE, MOONACHIE, NEW JERSEY 07074. DURING THE PAST FIVE (5) YEARS, NONE OF THE INDIVIDUALS LISTED BELOW HAS BEEN THE SUBJECT OF ANY TYPE OF LEGAL PROCEEDING SPECIFIED IN ITEMS 2(D) AND 2(E) OF SCHEDULE 13D.

------------------------------------------ --------------------------------------------- -------------------------------------------
NAME (CITIZENSHIP)                         POSITION WITH JOLIE PAPIER LTD.               PRINCIPAL OCCUPATION
------------------------------------------ --------------------------------------------- -------------------------------------------
GARY HOFFERT (U.S.A.)                      PRESIDENT                                     PRESIDENT OF JOLIE PAPIER LTD.
------------------------------------------ --------------------------------------------- -------------------------------------------

------------------------------------------ --------------------------------------------- -------------------------------------------
MIRIAM STERN (U.S.A.)                      SECRETARY                                     SECRETARY OF JOLIE PAPIER LTD.
------------------------------------------ --------------------------------------------- -------------------------------------------

------------------------------------------ --------------------------------------------- -------------------------------------------

------------------------------------------ --------------------------------------------- -------------------------------------------


ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

             THIS STATEMENT ON SCHEDULE 13D RELATES TO THE ACQUISITION BY JOLIE PAPIER LTD. OF 585,500 ORDINARY SHARES ON APRIL 7, 2004 IN A PRIVATE TRANSACTION WITH AN EXISTING SHAREHOLDER OF THE ISSUER FOR A PURCHASE PRICE OF $488,400, FOR WHICH JOLIE PAPIER LTD. USED ITS AVAILABLE WORKING CAPITAL IN MAKING SUCH PURCHASE.


ITEM  4.     PURPOSE  OF  TRANSACTION.

             JOLIE PAPIER LTD. ACQUIRED THE ORDINARY SHARES DISCLOSED IN ITEM 3 ABOVE IN ORDER TO OBTAIN A SUBSTANTIAL EQUITY POSITION IN THE ISSUER. DEPENDING UPON MARKET CONDITIONS AND OTHER FACTORS THAT THE FOREGOING PERSONS MAY DEEM
MATERIAL TO INVESTMENT DECISIONS, JOLIE PAPIER LTD. MAY ACQUIRE ADDITIONAL SECURITIES OF THE ISSUER IN THE OPEN MARKET, IN PRIVATE TRANSACTIONS, BY TENDER OFFER OR BY ANY OTHER PERMISSIBLE MEANS.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

          (a) AS OF THE CLOSE OF BUSINESS ON APRIL 16, 2004, JOLIE PAPIER LTD. BENEFICIALLY OWNED DIRECTLY 585,500 SHARES OF ORDINARY SHARES. THE 585,500 ORDINARY SHARES BENEFICIALLY OWNED DIRECTLY BY JOLIE PAPIER LTD. CONSTITUTE APPROXIMATELY 8.65% (CALCULATED PURSUANT TO RULE 13D-3 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED) OF THE 6,770,000 OUTSTANDING ORDINARY SHARES AS DISCLOSED IN THE ISSUER'S ANNUAL REPORT ON FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2003 (THE "ISSUER'S FORM 10-KSB").

          (b) JOLIE PAPIER LTD. HAS THE SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF, AND TO DIRECT THE VOTE OF, 585,500 ORDINARY SHARES.

          (c) ON APRIL 7, 2004, JOLIE PAPIER LTD. ACQUIRED BY PRIVATE PURCHASE FROM AN EXISTING SHAREHOLDER OF THE ISSUER 585,500 ORDINARY SHARES AT A PER ORDINARY SHARE PURCHASE PRICE OF $0.80.

          (d) NOT APPLICABLE.

          (e) NOT APPLICABLE.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          NOT APPLICABLE.

ITEM  7.     MATERIALS  TO  BE  FILED  AS  EXHIBITS.

NONE.

                                    SIGNATURE


     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED:  APRIL 19, 2004        JOLIE PAPIER LTD.

                               BY: /s/ GARY L. HOFFERT
                                   ---------------------------
                                   NAME:  GARY L. HOFFERT
                                   TITLE: PRESIDENT